Steven Glauberman, Esq.
SGlauberman@beckerlawyers.com
Phone: (212) 599 3322 ext. 25115
Fax: (212) 557-0295

Becker & Poliakoff, LLP
45 Broadway, 17th Floor
New York, New York 10006

September 27, 2022

Via EDGAR

Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

Washington, D.C. 20549

Attn.:	Mr. Ruairi Regan Ms. Mary Beth Breslin

Re:	Greencity Acquisition Corporation Response to the Staff’s Comments on Preliminary Proxy Statement on Schedule 14A as filed September 6, 2022 File No. 001-39404

Dear Ms. Breslin and Mr. Regan:

On behalf of our client, Greencity Acquisition Corporation, a Cayman Islands exempted company (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchanges Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated September 22, 2022 on the Company’s Preliminary Proxy Statement on Schedule 14A submitted on September 6, 2022 (the “Preliminary Proxy Statement”).

Concurrently with the submission of this letter, the Company is submitting the Amendment No. 1 of the Preliminary Proxy Statement on Schedule 14A (the “Amended Proxy Statement”) via EDGAR to the Commission.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Amended Proxy Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amended Proxy Statement.

Preliminary Proxy Statement on Schedule 14-A

General

1.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

In response to the Staff’s comments, the Company has revised the disclosure in the Amended Proxy Statement on page 10 in accordance with the Staff’s instructions.

If you have any questions regarding the Amended Proxy Statement, please contact the undersigned by phone at (212) 599 3322 ext. 25115 or via e-mail at SGlauberman@beckerlawyers.com.

Very truly yours,

/s/ Steven Glauberman, Esq.

cc:	Bill Huo